UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                              Evergreen Energy Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    30024B104
                                 (CUSIP Number)

                                December 31, 2008
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 9 Pages

CUSIP No. 30024B104                    13G                   Page 2 of 9 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge International LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                  (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $11,125,000 aggregate principal amount of 8.00%
                    Convertible Secured Notes due August 1, 2012,
                    exchangeable into 8,232,500 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $11,125,000 aggregate principal amount of 8.00%
                    Convertible Secured Notes due August 1, 2012,
                    exchangeable into 8,232,500 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $11,125,000 aggregate principal amount of 8.00% Convertible Secured Notes due August 1, 2012, exchangeable into 8,232,500 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            6.26%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
-----------------------------------------------------------------------

CUSIP No. 30024B104                    13G                   Page 3 of 9 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Convertible Arbitrage Master Fund, L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                  (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $1,375,000 aggregate principal amount of 8.00%
                    Convertible Secured Notes due August 1, 2012,
                    exchangeable into 1,017,500 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $1,375,000 aggregate principal amount of 8.00%
                    Convertible Secured Notes due August 1, 2012,
                    exchangeable into 1,017,500 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $1,375,000 aggregate principal amount of 8.00% Convertible Secured Notes due August 1, 2012, exchangeable into 1,017,500 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0.82%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-----------------------------------------------------------------------

CUSIP No. 30024B104                    13G                   Page 4 of 9 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Capital Management, LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                  (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $12,500,000 aggregate principal amount of 8.00%
                    Convertible Secured Notes due August 1, 2012,
                    exchangeable into 9,250,000 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $12,500,000 aggregate principal amount of 8.00%
                    Convertible Secured Notes due August 1, 2012,
                    exchangeable into 9,250,000 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $12,500,000 aggregate principal amount of 8.00% Convertible Secured Notes due August 1, 2012, exchangeable into 9,250,000 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            6.98%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
-----------------------------------------------------------------------

CUSIP No. 30024B104                    13G                   Page 5 of 9 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Glenn Dubin
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                  (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $12,500,000 aggregate principal amount of 8.00%
                    Convertible Secured Notes due August 1, 2012,
                    exchangeable into 9,250,000 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $12,500,000 aggregate principal amount of 8.00%
                    Convertible Secured Notes due August 1, 2012,
                    exchangeable into 9,250,000 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $12,500,000 aggregate principal amount of 8.00% Convertible Secured Notes due August 1, 2012, exchangeable into 9,250,000 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            6.98%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-----------------------------------------------------------------------

CUSIP No. 30024B104                    13G                   Page 6 of 9 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Henry Swieca
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                  (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $12,500,000 aggregate principal amount of 8.00%
                    Convertible Secured Notes due August 1, 2012,
                    exchangeable into 9,250,000 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $12,500,000 aggregate principal amount of 8.00%
                    Convertible Secured Notes due August 1, 2012,
                    exchangeable into 9,250,000 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $12,500,000 aggregate principal amount of 8.00% Convertible Secured Notes due August 1, 2012, exchangeable into 9,250,000 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            6.98%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-----------------------------------------------------------------------

CUSIP No. 30024B104                    13G                   Page 7 of 9 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on October 10, 2008 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G") with respect to shares of common stock, par value $0.001 per share (the "Common Stock") of Evergreen Energy Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.


Item 4.   Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

     On September 30, 2008 Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P. entered into an exchange agreement with the Company (the "Exchange Agreement") to exchange an aggregate of $25,000,000 aggregate principal amount of 8.00% Convertible Secured Notes due August 1, 2012 (the "Notes") into an aggregate of 18,500,000 shares of Common Stock and cash. On September 30, 2008, (i) Highbridge International LLC exchanged $10,625,000 aggregate principal amount of Notes into 7,862,500 shares of Common Stock plus cash and subsequently sold certain shares of Common Stock and (ii) Highbridge Convertible Arbitrage Master Fund, L.P. exchanged $1,875,000 aggregate principal amount of Notes into 1,387,500 shares of Common Stock plus cash and subsequently sold certain shares of Common Stock. Pursuant to the Exchange Agreement upon satisfaction of certain conditions (i) Highbridge International LLC is required to exchange an additional $11,125,000 aggregate principal amount of Notes into 8,232,500 shares of Common Stock and (ii) Highbridge Convertible Arbitrage Master Fund, L.P. is required to exchange an additional $1,375,000 aggregate principal amount of Notes into 1,017,500 shares of Common Stock, in each case subject to the Blocker (as defined below).

     Therefore, as of the date of this filing, (i) Highbridge International LLC beneficially owns $11,125,000 aggregate principal amount of Notes, convertible pursuant to its terms into 2,119,047 shares of Common Stock and exchangeable into 8,232,500 shares of Common Stock pursuant to the Exchange Agreement, (ii) Highbridge Convertible Arbitrage Master Fund, L.P. beneficially owns $1,375,000 aggregate principal amount of Notes, convertible pursuant to its terms into 261,904 shares of Common Stock and exchangeable into 1,017,500 shares of Common Stock pursuant to the Exchange Agreement and (iii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of the $12,500,000 aggregate principal amount of Notes, convertible pursuant to its terms into 2,380,952 shares of Common Stock and exchangeable into 9,250,000 shares of Common Stock pursuant to the Exchange Agreement, beneficially owned by Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P. Pursuant to the terms of the Exchange Agreement, Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P. cannot exchange any of the Notes until such time as the Reporting Persons would not beneficially own after any such exchange more than 9.99% of the outstanding shares of Common Stock (the "Blocker").

     Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management,

CUSIP No. 30024B104                    13G                   Page 8 of 9 Pages

LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of shares of Common Stock held by Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P.

     (b) Percent of class:

     The Company's Quarterly Report for the quarterly period ended September 30, 2008 filed on Form 10-Q on November 10, 2008, indicates there were 123,325,845 shares of Common Stock outstanding as of November 4, 2008. Therefore, based on the Company's outstanding shares of Common Stock, assuming the exchange of the Notes subject to the Blocker, (i) Highbridge International LLC may be deemed to beneficially own 6.26% of the outstanding shares of Common Stock of the Company,
(ii) Highbridge Convertible Arbitrage Master Fund, L.P. may be deemed to beneficially own 0.82% of the outstanding shares of Common Stock of the Company and (iii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own 6.98% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

     (c)    Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote

                  0

            (ii)  Shared power to vote or to direct the vote

                  See Item 4(a)

            (iii) Sole power to dispose or to direct the disposition of

                  0

            (iv) Shared power to dispose or to direct the disposition of

                  See Item 4(a)

CUSIP No. 30024B104                    13G                   Page 9 of 9 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 13, 2009

HIGHBRIDGE CAPITAL MANAGEMENT, LLC        HIGHBRIDGE INTERNATIONAL LLC

                                          By: Highbridge Capital Management, LLC
                                              its Trading Manager

By: /s/ John Oliva
-------------------------------------     By: /s/ John Oliva
Name: John Oliva                          -------------------------------------
Title: Managing Director                  Name: John Oliva
                                          Title: Managing Director

HIGHBRIDGE CONVERTIBLE ARBITRAGE
MASTER FUND, L.P.
                                          /s/ Glenn Dubin
By: Highbridge Capital Management, LLC    -------------------------------------
    its Trading Manager                   GLENN DUBIN


By: /s/ John Oliva
-------------------------------------
Name: John Oliva
Title: Managing Director



/s/ Henry Swieca
-------------------------------------
HENRY SWIECA